

December 23, 2014

Via E-mail
Mr. Mark W. Marinko
Sr. Vice President and Chief Financial Officer
Great Lakes Dredge & Dock Corporation
2122 York Rd.
Oakbrook, IL 60523

      Re: Great Lakes Dredge & Dock Corporation
               Form 10-K for the year ended December 31, 2013
               Filed March 11, 2014
               File No. 1-33225

Dear Mr. Marinko:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ John Cash

               John Cash
               Branch Chief